

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

March 18, 2009

<u>Via Facsimile and U.S. Mail</u>

Frank P. Simpkins
Vice President and Chief Financial Officer
Kennametal Inc.
1600 Technology Way
Latrobe, Pennsylvania 15650-0231

> **Re: Kennametal Inc.
> Form 10-K for Fiscal Year Ended June 30, 2008
> Filed August 14, 2008
> File No. 001-5318**

Dear Mr. Simpkins:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Mary Beth Breslin
Senior Attorney